Exhibit 99.2


                                [GRAPHIC OMITTED





                          GENETIC TECHNOLOGIES LIMITED

                              A.B.N. 17 009 212 328





                                 ASX Appendix 4E
                            Preliminary Final Report

                               for the year ended

                                  30 JUNE 2005

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

CORPORATE DIRECTORY

DIRECTORS
Dr. Mervyn Jacobson (Executive Chairman) Mr. Fred Bart (Deputy Chairman) Mr. Henry Bosch AO (Non-Executive) Mr. John S. Dawkins AO (Non-Executive) Mr. Robert
J. Edge (Non-Executive) Prof. Deon J. Venter (Executive)


COMPANY SECRETARY
Mr. Thomas G. Howitt


REGISTERED OFFICE
60-66 Hanover Street,
Fitzroy  Victoria   3065
Australia

Telephone:    +61 3 9415 1135
Facsimile:    +61 3 9417 2987
Email:        info@gtg.com.au


SHARE REGISTER                                         BANKERS
Computershare Investor Services Pty. Ltd.              St. George Bank Limited            KeyBank National Association
Level 2, 45 St. George's Terrace,                      333 Collins Street,                1130 Haxton Drive,
Perth  W.A.   6000                                     Melbourne  Victoria   3000         Fort Collins  CO   80525
Australia                                              Australia                          U.S.A.

Telephone:    +61 8 9323 2000
Facsimile:    +61 8 9323 2033
Website:      www.computershare.com.au


AUDITORS                                               STOCK EXCHANGES
Ernst & Young                                          Australian Stock Exchange          NASDAQ National Market
Chartered Accountants,                                     Code: GTG                          Ticker: GENE
The Ernst & Young Building,                            Stock Exchange Centre,             The NASDAQ Stock Market,
680 George Street,                                     2 The Esplanade,                   One Liberty Plaza, 165 Broadway,
Sydney  N.S.W.   2000                                  Perth  W.A.   6000                 New York  NY   10006
Australia                                              Australia                          U.S.A.


COMPANY WEBSITE
www.gtg.com.au

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

ASX APPENDIX 4E

The following information for Genetic Technologies Limited ("GTG" and the "Company") is provided under Listing Rule 4.3A of the Listing Rules of the Australian Stock Exchange. The financial information provided in this Appendix 4E covers the consolidated entity, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2005). The date of this Appendix 4E is 13 SEPTEMBER 2005.

1. The reporting period covers the financial year ended 30 June 2005 ("Reporting Period"). The previous corresponding period is the financial year ended 30 June 2004 ("Previous Period").

2.    Results for announcement to the Market:
                                                                              MOVEMENT FROM PREVIOUS PERIOD
                                                                              $                             %

      2.1     Consolidated revenue from
              ordinary activities                                  INCREASED BY $6,140,678         INCREASED BY 130.3%

      2.2     Consolidated loss from ordinary   activities
              after tax attributable to  Members of the             DECREASED BY $236,367           DECREASED BY 2.2%
              Company

      2.3     Consolidated loss for the Reporting Period
              attributable to Members of the Company                DECREASED BY $236,367           DECREASED BY 2.2%

      2.4     No dividends were paid during the Reporting Period nor are any proposed.

      2.5     Not applicable.

      2.6     All matters pertaining to the figures above are described elsewhere in this Appendix 4E.


3. A consolidated Statement of Financial Performance for the consolidated entity covering the Reporting Period and the Previous Period is provided on page 4 of this Appendix 4E.

4. A Statement of Financial Position covering the Reporting Period and the Previous Period is provided on page 5 of this Appendix 4E.

5. A Statement of Cash Flows covering the Reporting Period and the Previous Period is provided on page 6 of this Appendix 4E.

6. No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

7. The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

8. A Statement of Accumulated Losses covering the Reporting Period and the Previous Period is provided on page 12 of this Appendix 4E.

9. The consolidated net tangible assets as at the end of the Reporting Period was 4.56 cents per share. The corresponding figure as at the end of the Previous Period was 3.46 cents per share.

10. During the Reporting Period, the Company neither gained, nor lost, control of any entities.

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

ASX APPENDIX 4E (CONT.)

11. During the Reporting Period, the consolidated entity held no interests in any associated entities. As at the end of the Reporting Period, the Company held an 18.11% (2004: 18.82%) direct equity interest in the Duketon Belt Joint Venture with Newmont Duketon Pty. Ltd. and Regis Resources N.L. The Company does not contribute to the funding of the venture.

12. Apart from the information contained elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company's financial performance and financial position as at the Reporting Date.

13.   Not applicable.

14.   COMMENTARY ON THE FINANCIAL RESULTS

      During the financial year, the consolidated entity recorded considerable growth in gross revenues, from approximately $4.7 million in 2004 to in excess of $10.8 million for 2005, an increase of 130 percent. This increase resulted principally from significant growth in license revenues and annuities received. The net loss from operations of $10.4 million included abnormally high legal and patent expenses of approximately $4.5 million, relating largely to the Company's patent dispute with Applera Corporation. A further $4.4 million of the loss was due to non-cash items, comprising amortisation of intangible assets ($3.5 million) and depreciation and amortisation of fixed assets ($0.9 million).

      Whilst the 2005 financial year saw a significant increase in license fees received over the previous year, the patent dispute with Applera Corporation continued to demand significant attention from Management. In turn, this has slowed the rate at which the Company has been able to secure additional licenses to its valuable "non-coding" technology. In August 2005, the Company attended a further round of Court-mandated mediation with Applera and negotiations are continuing. A settlement of this matter should enable the Company to accelerate its licensing program in the current 2006 financial year. To assist in this regard, the Company is in discussions with several legal contractors in North America and Europe who may provide additional resources in the pursuit of licenses.

      The revenues from the Company's genetic testing business during the 2005 financial year saw a healthy increase of 16 percent over the equivalent prior year figure. Importantly, several additional tests were introduced during the year, including the unique ACTN3 sports performance test and a world-first test for infant epilepsy, which it is anticipated will start to generate meaningful sales during the 2006 financial year. Projected sales from these and other tests, coupled with a more concerted marketing campaign for the Company's services both domestically and overseas, will hopefully deliver increased growth in this core area of the Group's business in the coming year.

      During the 2005 year, the Company continued to fund five research and development projects, each of which has the potential to generate valuable intellectual property for the Company. These assets can then be commercially exploited either by outright sale or via some form of testing and/or licensing activity. The Company views this commitment to research as being fundamental to its long-term success.

      On 7 July 2005, the Company announced that its disputes with the Auckland District Health Board had been settled. As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other. In addition, the Company granted commercial licences to its non-coding patents to four New Zealand entities that together paid a total of NZD 450,000.

 15. The financial reports which form part of this Appendix 4E are in the process of being audited by the Company's auditors, Ernst & Young.

 16. The Directors of the Company do not believe that the Auditor's Report for the year ended 30 June 2005, once issued, will contain any form of qualification.

 17.  Not applicable.

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

STATEMENT OF FINANCIAL PERFORMANCE
Year ended 30 June 2005

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES FROM ORDINARY ACTIVITIES                  1  10,853,463         4,712,785               7,414,352          1,543,820
Accounting and audit fees                                 (530,597)          (303,481)             (523,530)          (294,926)
Administration expenses                                   (537,725)          (354,185)             (285,949)          (144,393)
Amortisation expenses                              2    (3,707,837)        (3,152,377)           (3,723,300)        (2,948,167)
Bad debt written off                                        -                 (40,097)               -                  -
Borrowing costs expense                            2       (69,965)           (23,652)              (54,347)            (9,087)
Contract research expenses                                (873,501)          (864,216)             (130,320)          (104,220)
Cost of assets sold                                       (463,512)          (248,154)               (4,556)          (164,893)
Depreciation expenses                              2      (727,748)          (558,740)               (7,692)            (8,606)
Employee benefits expense                               (4,476,250)        (3,732,111)           (1,933,871)        (1,475,442)
Foreign exchange losses                            2      (186,222)          (305,489)             (212,715)          (248,235)
Genetic testing expenses                                  (419,679)        (1,098,997)               -                  -
Laboratory supplies                                     (1,265,946)          (719,613)               -                  -
Legal and patent fees                                   (4,555,642)        (1,136,591)           (4,184,748)        (1,016,695)
License fees paid                                         (921,458)            -                   (899,374)            -
Marketing and promotion expenses                          (504,974)          (568,336)             (200,881)          (401,637)
Rent and outgoings                                        (495,749)          (443,770)              (69,069)           (69,891)
Write-down of investments in controlled entities            -                  -                   (959,045)        (8,342,022)
Other expenses from ordinary activities                 (1,278,647)        (1,230,311)             (883,720)          (705,358)
                                                       ------------      -------------          ------------      -------------

LOSS FROM ORDINARY ACTIVITIES                          (10,161,989)      (10,067,335)            (6,658,765)      (14,389,752)
  BEFORE INCOME TAX EXPENSE

Income tax expense relating to ordinary                   (258,243)          (399,872)             (258,243)          (399,872)
activities
                                                       ------------      -------------          ------------      -------------

LOSS FROM ORDINARY ACTIVITIES                          (10,420,232)      (10,467,207)            (6,917,008)      (14,789,624)
  AFTER INCOME TAX EXPENSE

Net loss attributable to outside equity interest  19       (46,292)          (235,684)               -                  -
                                                       ------------      -------------          ------------      -------------

NET LOSS ATTRIBUTABLE TO MEMBERS OF                    (10,466,524)      (10,702,891)            (6,917,008)      (14,789,624)
  GENETIC TECHNOLOGIES LIMITED
                                                       ============      =============          ============      =============

Share issue costs                                           -                (350,000)               -                (350,000)

Increase in foreign currency translation
  reserve arising on translation of                         (3,319)          (24,766)                -                  -
  self-sustaining foreign operations
                                                       ------------      -------------          ------------      -------------

TOTAL REVENUE, EXPENSES AND VALUATION
  ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF                    (3,319)          (325,234)               -                (350,000)
  GENETIC TECHNOLOGIES LIMITED AND RECOGNISED
  DIRECTLY IN EQUITY
                                                       ============      =============          ============      =============

TOTAL CHANGES IN EQUITY OTHER THAN THOSE
  RESULTING FROM TRANSACTIONS WITH OWNERS  AS
  OWNERS ATTRIBUTABLE TO MEMBERS OF GENETIC            (10,469,843)      (11,028,125)            (6,917,008)      (15,139,624)
  TECHNOLOGIES LIMITED
                                                       ============      =============          ============      =============

Basic earnings per share (cents per share)        21          (3.3)              (3.9)

Diluted earnings per share (cents per share)      21          (3.3)              (3.9)

                                       4

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

STATEMENT OF FINANCIAL POSITION
As at 30 June 2005

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
-------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash assets                                        3     18,414,017         11,363,291            17,322,229         10,241,721
Receivables                                        4        695,859            302,182               150,034            152,744
Other financial assets                             5        583,449             38,655               164,626             38,655
                                                       ------------      -------------          ------------      -------------
TOTAL CURRENT ASSETS                                     19,693,325         11,704,128            17,636,889         10,433,120
                                                       ============      =============          ============      =============
NON-CURRENT ASSETS
Receivables                                        6        -                  -                  14,564,022         10,144,217
Other financial assets                             7        740,189            725,704             1,191,434          1,176,985
Property, plant and equipment                      8      2,606,067          1,851,589             1,406,321             15,736
Intangible assets                                  9     20,435,576         23,959,756            11,583,833         15,127,833
                                                       ------------      -------------          ------------      -------------
TOTAL NON-CURRENT ASSETS                                 23,781,832         26,537,049            28,745,610         26,464,771
                                                       ------------      -------------          ------------      -------------
TOTAL ASSETS                                             43,475,157         38,241,177            46,382,499         36,897,891
                                                       ------------      -------------          ------------      -------------
CURRENT LIABILITIES
Payables                                          10      3,004,693          1,931,766             2,514,639            623,663
Interest-bearing liabilities                      11        435,431            -                     435,431            -
Deferred revenue                                  12        481,478            665,896               164,085            362,845
Provisions                                        13        986,235            719,468               771,127            550,278
                                                       ------------      -------------          ------------      -------------
TOTAL CURRENT LIABILITIES                                 4,907,837          3,317,130             3,885,282          1,536,786
                                                       ------------      -------------          ------------      -------------
NON-CURRENT LIABILITIES
Payables                                          14        700,000            700,000               -                   13,704
Interest-bearing liabilities                      15        907,981            -                     907,981            -
                                                       ------------      -------------          ------------      -------------
TOTAL NON-CURRENT LIABILITIES                             1,607,981            700,000               907,981             13,704
                                                       ------------      -------------          ------------      -------------
TOTAL LIABILITIES                                         6,515,818          4,017,130             4,793,263          1,550,490
                                                       ------------      -------------          ------------      -------------
NET ASSETS                                               36,959,339         34,224,047            41,589,236         35,347,401
                                                       ============      =============          ============      =============

EQUITY
Parent equity interest
  Contributed equity                              16     70,235,396         57,076,553            70,235,396         57,076,553
  Reserves                                        17        713,757            717,076               -                  -
  Accumulated losses                              18   (34,154,340)       (23,687,816)          (28,646,160)       (21,729,152)
                                                       ------------      -------------          ------------      -------------
Total parent equity interest in equity                   36,794,813         34,105,813            41,589,236         35,347,401
Total outside equity interest                     19        164,526            118,234               -                  -
                                                       ------------      -------------          ------------      -------------
TOTAL EQUITY                                             36,959,339         34,224,047            41,589,236         35,347,401
                                                       ============      =============          ============      =============

                                       5

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS
Year ended 30 June 2005

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                Notes      2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS USED IN OPERATING ACTIVITIES
Receipts from customers                                   8,873,877          2,980,824             6,634,614            747,663
Payments to suppliers and employees                     (15,800,395)        (9,946,736)            (8,616,831)      (4,107,261)
Interest received                                           544,334            466,842               521,486            450,852
Other income                                                657,965          1,246,743               221,912            106,158
Borrowing costs                                             (69,965)           (23,652)               (54,347)           (9,087)
                                                       ------------      -------------          ------------      -------------
NET CASH FLOWS USED IN OPERATING ACTIVITIES       20     (5,794,184)        (5,275,979)            (1,293,166)       (2,811,675)
                                                       ------------      -------------          ------------      -------------
CASH FLOWS PROVIDED BY/(USED IN)
  INVESTING ACTIVITIES
Proceeds from the sale of investments                          -               832,371                  -               573,813
Proceeds from the sale of plant and equipment               592,818               -                    4,556               -
Purchase of plant and equipment                            (618,301)          (796,406)               (71,039)           (7,478)
Advances to controlled entities                                -                  -                (4,419,805)       (3,609,294)
                                                       ------------      -------------          ------------      -------------
NET CASH FLOWS PROVIDED BY/(USED IN)
  INVESTING ACTIVITIES                                      (25,483)            35,965             (4,486,288)       (3,042,959)
                                                       ------------      -------------          ------------      -------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Proceeds from the issue of ordinary shares               13,158,843         11,242,452            13,158,843         11,242,452
Capital raising expenses                                       -              (350,000)                 -              (350,000)
Repayment of finance lease principal                       (285,131)              -                  (285,131)             -
Advances to controlled entities                                -                  -                   (13,750)             -
                                                       ------------      -------------          ------------      -------------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES          12,873,712         10,892,452            12,859,962         10,892,452
                                                       ------------      -------------          ------------      -------------
NET INCREASE IN CASH HELD                                 7,054,045          5,652,438             7,080,508          5,037,818

Add: opening cash brought forward                        11,363,291          5,828,540            10,241,721          5,203,903

Less: effects of exchange rate changes on cash               (3,319)          (117,687)                 -                  -
                                                       ------------      -------------          ------------      -------------
CLOSING CASH CARRIED FORWARD                             18,414,017         11,363,291            17,322,229         10,241,721
                                                       ============      =============          ============      =============

                                       6

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

NOTES TO THE FINANCIAL STATEMENTS
Year ended 30 June 2005

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------
1.    REVENUES FROM ORDINARY ACTIVITIES

 REVENUES FROM OPERATING ACTIVITIES
 License fees received                                    5,935,300             291,621            5,935,300            291,621
 Rendering of services                                    2,391,948           2,056,883              -                  -
 Royalties and annuities received                           635,193              93,819              635,193             93,819
                                                       ------------      --------------         ------------      -------------
 Total revenues from operating activities                 8,962,441           2,442,323            6,570,493            385,440
                                                       ------------      --------------         ------------      -------------
 REVENUES FROM NON-OPERATING ACTIVITIES
 Interest received                                          640,239             494,399              617,391            478,409
 Proceeds from the sale of investments                      -                   832,371              -                  573,813
 Proceeds from the sale of plant and equipment              592,818             -                      4,556            -
 Grants received                                            578,094             832,970              146,628             20,059
 Rental recoveries - related parties                         60,884              78,900               60,884             78,900
 Rental recoveries - other parties                           14,400               7,199               14,400              7,199
 Other income                                                 4,587              24,623              -                  -
                                                       ------------      --------------         ------------      -------------
 Total revenues from non-operating activities             1,891,022           2,270,462              843,859          1,158,380
                                                       ------------      --------------         ------------      -------------
 Total revenues from ordinary activities                 10,853,463           4,712,785            7,414,352          1,543,820
                                                       ============      ==============         ============      =============

2.    EXPENSES AND LOSSES/(GAINS)

 EXPENSES
 Depreciation of non-current assets
    Laboratory equipment                                    612,955             471,844              -                  -
    Computer equipment                                      100,859              77,640                5,140              5,551
    Office equipment                                         13,934               9,256                2,552              3,055
                                                       ------------      --------------         ------------      -------------
 Total depreciation of non-current assets                   727,748             558,740                7,692              8,606
                                                       ============      ==============         ------------      -------------
 Amortisation of non-current assets
    Patents                                               3,500,280           3,127,007            3,544,000          2,948,167
    Goodwill                                                 23,900              23,900              -                  -
    Equipment under hire purchase                           179,300             -                    179,300            -
    Leasehold improvements                                    4,357               1,470              -                  -
                                                       ------------      --------------         ------------      -------------
 Total amortisation of non-current assets                 3,707,837           3,152,377            3,723,300          2,948,167
                                                       ============      ==============         ============      =============
 Borrowing costs expense
    Interest paid on hire purchase agreements                41,974             -                     41,974            -
    Interest paid to related parties                        -                   -                        285              1,547
    Bank charges                                             27,991              23,652               12,088              7,540
                                                       ------------      --------------         ------------      -------------
 Total borrowing costs expense                               69,965              23,652               54,347              9,087
                                                       ============      ==============         ============      =============
 LOSSES/(GAINS)
 Net gain on sale of investments                            -             (584,217)                  -                (408,920)
 Net gain on sale of plant and equipment                   (129,306)            -                    -                  -
 Net foreign exchange losses                                186,222             305,489              212,715            248,235

                                       7

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------
3.    CASH ASSETS

 Commercial bills of exchange                             8,170,183           7,000,000            8,170,183          7,000,000
 Term deposits                                            6,000,000             -                  6,000,000            -
 Other deposits                                           1,219,251           1,606,930            1,213,923          1,606,930
 Cash at bank                                             3,024,313           2,756,091            1,938,123          1,634,791
 Cash on hand                                                   270                 270              -                  -
                                                      -------------      --------------         ------------      -------------
 Total cash assets                                       18,414,017          11,363,291           17,322,229         10,241,721
                                                      =============      ==============         ============      =============

4.    RECEIVABLES (CURRENT)

 Trade debtors                                              572,878             275,106               27,053            125,668
 Accrued interest                                           122,981              27,076              122,981             27,076
                                                      -------------      --------------         ------------      -------------
 Total current receivables                                  695,859             302,182              150,034            152,744
                                                      =============      ==============         ============      =============

5.    OTHER FINANCIAL ASSETS (CURRENT)

 Prepayments                                                495,935             -                     77,112            -
 Performance bond                                            87,514              38,655               87,514             38,655
                                                      -------------      --------------         ------------      -------------
 Total current other financial assets                       583,449              38,655              164,626             38,655
                                                      =============      ==============         ============      =============

6.    RECEIVABLES (NON-CURRENT)

 Loans to wholly-owned controlled entities                  -                   -                 14,564,022         10,144,217
                                                      -------------      --------------         ------------      -------------
 Total non-current receivables                              -                   -                 14,564,022         10,144,217
                                                      =============      ==============         ============      =============

7.    OTHER FINANCIAL ASSETS (NON-CURRENT)

 PREPAYMENTS                                                 83,836             -                     83,836            -
                                                      -------------      --------------         ------------      -------------
 INVESTMENTS IN OTHER ENTITIES
    Unlisted shares, at revalued amount                     656,353             725,704              656,353            725,704
                                                      -------------      --------------         ------------      -------------
 Total investments in other entities                        656,353             725,704              656,353            725,704
                                                      -------------      --------------         ------------      -------------
 INVESTMENTS IN CONTROLLED ENTITIES
    Unlisted shares, at revalued amount                     -                   -                    985,755             26,746
    Less: provision for diminution                          -                   -                   (959,045)           -
                                                      -------------      --------------         ------------      -------------

    Net unlisted shares, at revalued amount                 -                   -                     26,710             26,746
                                                      -------------      --------------         ------------      -------------
    Listed shares, at revalued amount                       -                   -                    424,535            424,535
                                                      -------------      --------------         ------------      -------------
 Total investments in controlled entities                   -                   -                    451,245            451,281
                                                      -------------      --------------         ------------      -------------
 Total non-current other financial assets                   740,189             725,704            1,191,434          1,176,985
                                                      =============      ==============         ============      =============

                                       8

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------

8.    PROPERTY, PLANT AND EQUIPMENT

 Laboratory equipment, at cost                             2,346,886           2,559,945                 -                  -
 Less: accumulated depreciation                           (1,437,727)           (954,078)                -                  -
                                                         -----------           ---------          -----------        -----------
 Net laboratory equipment                                    909,159           1,605,867                 -                  -
                                                         -----------           ---------          -----------        -----------
 Computer equipment, at cost                                 520,490             355,098               83,989             32,806
 Less: accumulated depreciation                             (254,934)           (169,467)             (12,404)           (22,657)
                                                         -----------           ---------          -----------        -----------
 Net computer equipment                                      265,556             185,631               71,585             10,149
                                                         -----------           ---------          -----------        -----------
 Office equipment, at cost                                   105,930             112,121                5,709             18,493
 Less: accumulated depreciation                              (64,705)            (63,462)              (2,767)           (12,906)
                                                         -----------           ---------          -----------        -----------
 Net office equipment                                         41,225              48,659                2,942              5,587
                                                         -----------           ---------          -----------        -----------
 Equipment under hire purchase, at cost                    1,511,094                -               1,511,094               -
 Less: accumulated amortisation                             (179,300)               -                (179,300)              -
                                                         -----------           ---------          -----------        -----------
 Net equipment under hire purchase                         1,331,794                -               1,331,794               -
                                                         -----------           ---------          -----------        -----------
 Leasehold improvements, at cost                              64,160              12,902                 -                  -
 Less: accumulated amortisation                               (5,827)             (1,470)                -                  -
                                                         -----------           ---------          -----------        -----------
 Net leasehold improvements                                   58,333              11,432                 -                  -
                                                         -----------           ---------          -----------        -----------
 Total net property, plant and equipment                   2,606,067           1,851,589            1,406,321             15,736
                                                         ===========           =========          ===========        ===========
 RECONCILIATION OF PROPERTY, PLANT AND EQUIPMENT

 Opening gross carrying amount                             3,040,066           2,118,407               51,299             43,821
 Add: additions purchased during the year                  2,129,395             921,659            1,582,133              7,478
 Less: disposals made during the year                       (620,901)               -                 (32,640)              -
                                                         -----------           ---------          -----------        -----------
 Closing gross carrying amount                             4,548,560           3,040,066            1,600,792             51,299
                                                         -----------           ---------          -----------        -----------
 Opening accumulated depreciation/amortisation            (1,188,477)           (628,267)             (35,563)           (26,957)
 Add: depreciation/amortisation expense charged             (911,405)           (560,210)            (186,992)            (8,606)
 Less: disposals made during the year                        157,389                -                  28,084               -
                                                         -----------           ---------          -----------        -----------
 Closing accumulated depreciation/amortisation            (1,942,493)         (1,188,477)            (194,471)           (35,563)
                                                         -----------           ---------          -----------        -----------
 Total net property, plant and equipment                   2,606,067           1,851,589            1,406,321             15,736
                                                         ===========           =========          ===========        ===========

 RECONCILIATION OF MOVEMENTS IN CONSOLIDATED PROPERTY, PLANT AND EQUIPMENT BY ASSET CATEGORY

                                                   OPENING        ADDITIONS       DISPOSALS      DEPRECIATION/        CLOSING
                                                   CARRYING      DURING YEAR     DURING YEAR      AMORTISATION        CARRYING
 ASSET CATEGORY                                     AMOUNT                                          EXPENSE            AMOUNT
                                                      $                $               $                $                $
                                                  ------------------------------------------------------------------------------
 Laboratory equipment                              1,605,867         375,203       (458,956)         (612,955)        909,159
 Computer equipment                                  185,631         183,279         (2,495)         (100,859)        265,556
 Office equipment                                     48,659           8,561         (2,061)          (13,934)         41,225
 Equipment under hire purchase                          -          1,511,094           -             (179,300)      1,331,794
 Leasehold improvements                               11,432          51,258           -               (4,357)         58,333
                                                   -----------------------------------------------------------------------------
 Totals                                            1,851,589       2,129,395       (463,512)         (911,405)      2,606,067
                                                   =============================================================================

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------

9.    INTANGIBLE ASSETS
 PATENTS
 Patents, at cost                                      36,055,878            36,307,956           20,970,000         20,970,000
 Less: accumulated amortisation                       (16,009,290)          (12,761,088)         (9,386,167)        (5,842,167)
                                                      -------------         -----------         ------------        ------------
 Net patents                                           20,046,588            23,546,868           11,583,833         15,127,833
                                                      -------------         -----------         ------------        ------------
 GOODWILL
 Goodwill, at cost                                        478,012               478,012              -                  -
 Less: accumulated amortisation                           (89,024)              (65,124)             -                  -
                                                      -------------         -----------         ------------        ------------
 Net goodwill                                             388,988               412,888              -                  -
                                                      -------------         -----------         ------------        ------------
 Net intangible assets                                 20,435,576            23,959,756           11,583,833         15,127,833
                                                      =============         ===========         ============        ============
 RECONCILIATION OF PATENTS
 Opening gross carrying amount                          36,307,956           29,728,336           20,970,000          14,470,000
 Add: patents acquired via the issue of shares               -                6,500,000                -               6,500,000
 Adjust for exchange rate movements                     (252,078)                79,620                -                 -
                                                      -------------         -----------         ------------        ------------
 Closing gross carrying amount                          36,055,878           36,307,956           20,970,000          20,970,000
                                                      -------------         -----------         ------------        ------------
 Opening accumulated amortisation                      (12,761,088)          (9,533,017)         (5,842,167)        (2,894,000)
 Add: amortisation expense charged                      (3,500,280)          (3,127,007)         (3,544,000)        (2,948,167)
 Adjust for exchange rate movements                        252,078             (101,064)              -                 -
                                                      -------------         -----------         ------------        ------------
 Closing accumulated amortisation                      (16,009,290)         (12,761,088)         (9,386,167)        (5,842,167)
                                                      -------------         -----------         ------------        ------------
 Total net patents                                      20,046,588           23,546,868          11,583,833         15,127,833
                                                      =============         ===========         ============        ============
 RECONCILIATION OF GOODWILL
 Opening gross carrying amount                             478,012              478,012              -                  -
 Add: goodwill acquired                                    -                   -                     -                  -
                                                      -------------         -----------         ------------        ------------
 Closing gross carrying amount                             478,012              478,012              -                  -
                                                      -------------         -----------         ------------        ------------
 Opening accumulated amortisation                          (65,124)             (41,224)             -                  -
 Add: amortisation expense charged                         (23,900)             (23,900)             -                  -
                                                      -------------         -----------         ------------        ------------
 Closing accumulated amortisation                          (89,024)            (65,124)              -                  -
                                                      -------------         -----------         ------------        ------------
 Total net goodwill                                         388,988             412,888              -                  -
                                                      =============         ===========         ============        ============

10.   PAYABLES (CURRENT)

 Trade creditors                                          2,581,609           1,845,542            2,108,557            554,260
 Other creditors                                             15,982              16,703                8,252              8,903
 Accrued expenses                                           407,102              69,521              397,830             60,500
                                                      -------------         -----------         ------------        ------------
 Total current payables                                   3,004,693           1,931,766            2,514,639            623,663
                                                      =============         ===========         ============        ============

Payables for the consolidated entity include amounts due in US dollars of USD
1,262,327 (2004: USD 287,621), British pounds of GBP Nil (2004: GBP 20,500), New
Zealand dollars of NZD 247,491 (2004: NZD Nil), Swiss francs of CHF 4,370 (2004:
CHF 4,920), Canadian dollars of CAD 5,314 (2004: CAD 5,244) and European Euros of EUR 15,856 (2004: EUR Nil).

Payables for Genetic Technologies Limited include amounts due in US dollars of USD 1,262,327 (2004: USD 287,621), British pounds of GBP Nil (2004: GBP 20,500),
New Zealand dollars of NZD 247,491 (2004: NZD Nil) and European Euros of EUR
15,856 (2004: EUR Nil).

                                       10

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------

11.   INTEREST-BEARING LIABILITIES (CURRENT)

 Hire purchase liability                                   435,431                 -                435,431                -
                                                      -------------         -----------         ------------        ------------
 Total current interest-bearing liabilities                435,431                 -                435,431                -
                                                      =============         ===========         ============        ============

12.   DEFERRED REVENUE (CURRENT)

 Annuities received in advance                             164,085              362,845             164,085             362,845
 Grant income received in advance                           317,393             303,051               -                 -
                                                      -------------         -----------         ------------        ------------
 Total current deferred revenue                             481,478             665,896             164,085             362,845
                                                      =============         ===========         ============        ============

13.   PROVISIONS (CURRENT)

 Employee benefits
    Annual leave                                           199,115              160,174              54,435             52,926
    Long service leave                                     141,299              159,422              70,871             97,480
                                                      -------------         -----------         ------------        ------------
 Total employee benefits                                   340,414              319,596             125,306             150,406
                                                      -------------         -----------         ------------        ------------
 Withholding tax                                           645,821              399,872             645,821             399,872
                                                      -------------         -----------         ------------        ------------
 Total current provisions                                  986,235              719,468             771,127             550,278
                                                      =============         ===========         ============        ============

14.   PAYABLES (NON-CURRENT)

 Unsecured loan                                             700,000             700,000               -                 -
 Unsecured loan from controlled entity                      -                   -                     -                  13,704
                                                      -------------         -----------         ------------        ------------
 Total non-current payables                                700,000              700,000               -                  13,704
                                                      =============         ===========         ============        ============

The unsecured loan represents a non-interest bearing loan from the Australian
Commonwealth Government received under the Research & Development Start Program.
The loan represents a portion of a grant received by the Company, which has been deferred in accordance with the grant agreement. The loan will be repayable on or before 15 January 2009, if the Company commercialises a product as a result of the research covered under the grant. If no product is commercialised, the Company will recognise grant revenue after 15 January 2009, when the loan is no longer repayable and the balance of the loan will be recognised as grant income.
The costs associated with the research have been expensed.

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------
15.   INTEREST-BEARING LIABILITIES (NON-CURRENT)

 Hire purchase liability                                   907,981              -                   907,981             -
                                                      -------------         -----------         ------------        ------------
 Total non-current interest-bearing liabilities            907,981              -                   907,981             -
                                                      =============         ===========         ============        ============

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------

16.   CONTRIBUTED EQUITY

 ISSUED AND PAID-UP CAPITAL
 Fully paid ordinary shares                              70,235,396          57,076,553           70,235,396         57,076,553
                                                      -------------         -----------         ------------        ------------
 Total contributed equity                                70,235,396          57,076,553           70,235,396         57,076,553
                                                      -------------         -----------         ------------        ------------
 MOVEMENTS IN SHARES ON ISSUE                                        2005                                    2004
                                                          SHARES                $                  SHARES               $

 Balance at the beginning of the financial year         296,808,561          57,076,553          262,234,425         39,684,101
 Add: shares issued for cash
    Placement of shares                                     -                   -                 13,333,333         10,000,000
    Exercise of options                                  65,561,338          13,158,843            4,574,136          1,242,452
    Less: capital raising expenses                          -                   -                    -               (350,000)
 Add: shares issued other than for cash                     -                   -                 16,666,667          6,500,000
                                                      -------------         -----------         ------------        ------------
 Balance at the end of the financial year               362,369,899          70,235,396          296,808,561         57,076,553
                                                      =============         ===========         ============        ============

TERMS AND CONDITIONS OF CONTRIBUTED EQUITY
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.


17.   RESERVES

 Foreign currency translation                               713,757             717,076              -                  -
                                                      -------------         -----------         ------------        ------------
 Total reserves                                             713,757             717,076              -                  -
                                                      =============         ===========         ============        ============
 RECONCILIATION OF FOREIGN CURRENCY TRANSLATION RESERVE
     Balance at the beginning of the financial year         717,076             692,310              -                  -
  Add: net translation adjustment                           (3,319)              24,766              -                  -
                                                      -------------         -----------         ------------        ------------
 Balance at the end of the financial year                   713,757             717,076              -                  -
                                                      =============         ===========         ============        ============

18.   ACCUMULATED LOSSES

 Balance at the beginning of the financial             (23,687,816)         (12,984,925)        (21,729,152)        (6,939,528)
 year
 Add: net loss attributable to members of
  Genetic Technologies Limited                         (10,466,524)         (10,702,891)         (6,917,008)       (14,789,624)
                                                      -------------         -----------         ------------        ------------
 Balance at the end of the financial year              (34,154,340)         (23,687,816)        (28,646,160)       (21,729,152)
                                                      =============         ===========         ============        ============

19.   OUTSIDE EQUITY INTEREST

 Reconciliation of outside equity interest in controlled entities:
 Balance at the beginning of the financial year            118,234             (114,626)               -                  -
   Less: share of operating losses                        (114,337)            (132,922)               -                  -
   Add: share of increased share capital                    151,784               -                    -                  -
   Add/(less): movement in reserves                           8,845              (2,824)               -                  -
   Add: share of losses in excess of investment             -                   368,606                -                  -
                                                      -------------         -----------         ------------        ------------
 Balance at the end of the financial year                   164,526             118,234                -                  -
                                                      =============         ===========         ============        ============


                                       12

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

                                                                 CONSOLIDATED                     GENETIC TECHNOLOGIES LIMITED
                                                           2005               2004                  2005               2004
                                                             $                  $                     $                  $
-----------------------------------------------------------------------------------------------------------------------------------

20.   STATEMENT OF CASH FLOWS

 RECONCILIATION OF OPERATING LOSS Reconciliation of the operating loss after income tax to net cash flows used in operating activities is as follows:
 Operating loss after income tax                        (10,420,232)        (10,467,207)         (6,917,008)        (14,789,624)

 Adjust for non-cash items
   Amortisation expenses                                  3,707,837           3,152,377            3,723,300          2,948,167
   Depreciation expenses                                    727,748             558,740                7,692              8,606
   Foreign exchange losses                                   69,351             195,084               69,351             23,824
   Write-down of investment in controlled entities             -                   -                      36          8,342,022
   Profit on sale of assets                                (129,306)           (584,217)               -               (408,920)

 Adjust for changes in assets and liabilities
   (Increase)/decrease in debtors                          (180,323)            322,362              216,064            713,390
   (Increase)/decrease in accrued interest                  (95,905)            (27,076)             (95,905)           (27,076)
   (Increase)/decrease in prepayments                      (579,771)              -                 (160,948)             -
   (Increase)/decrease in other financial assets            (48,859)             11,095              (48,859)            11,095

   Increase/(decrease) in creditors                         735,346             398,088            1,553,692         (466,053)
   Increase/(decrease) in accrued expenses                  337,581              32,500              337,330             32,500
   Increase/(decrease) in provisions                        266,767             466,379              220,849            437,549
   Increase/(decrease) in deferred revenue                 (184,418)            665,896             (198,760)            362,845
                                                        -----------          ----------           -----------        ----------
 Net cash flows used in operating activities             (5,794,184)         (5,275,979)          (1,293,166)        (2,811,675)
                                                        ===========          ==========           ===========        ==========
 RECONCILIATION OF CASH
 Commercial bills of exchange                             8,170,183           7,000,000            8,170,183          7,000,000
 Term deposits                                            6,000,000             -                  6,000,000            -
 Other deposits                                           1,219,251           1,606,930            1,213,923          1,606,930
 Cash at bank                                             3,024,313           2,756,091            1,938,123          1,634,791
 Cash on hand                                                   270                 270              -                  -
                                                        -----------          ----------           -----------        ----------
 Total cash assets                                       18,414,017          11,363,291           17,322,229         10,241,721
                                                        ===========          ==========           ===========        ==========
 FINANCING FACILITIES AVAILABLE As at reporting date, the following financing facilities had been negotiated and were available:

 Total facilities
   Hire purchase facility                                 2,500,000                -               2,500,000               -
   Credit cards                                             110,000             110,000              110,000            110,000

 Facilities used as at reporting date
   Hire purchase facility                                 1,511,094                -               1,511,094               -
   Credit cards                                              15,495               6,706               15,495              6,706

 Facilities unused as at reporting date
   Hire purchase facility                                   988,906                -                 988,906                -
   Credit cards                                              94,505             103,294               94,505            103,294

 NON-CASH ACTIVITIES
 Hire purchase transactions                               1,511,094                -               1,511,094                -


During the financial year, the consolidated entity acquired plant and equipment with an aggregate fair value of $1,511,094 by means of a hire purchase agreement.

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

21.   EARNINGS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

                                                                 CONSOLIDATED
                                                           2005                2004
                                                             $                   $
 Net loss                                              (10,420,232)        (10,467,207)
 Net loss attributable to outside equity interest          (46,292)           (235,684)
                                                       ------------        ------------
 Loss used in calculating earnings per share           (10,466,524)        (10,702,891)
                                                       ============        ============
 Weighted average number of ordinary shares used       315,264,068         277,806,689
 in calculating earnings per share                     ============        ============

The following options over ordinary shares in the Company are not considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of ordinary shares:

                                                           2005                2004

 Vendor options                                             -                65,835,614
 Directors' options                                         -                 2,000,000
 Staff Share Plan options                                12,007,500          11,007,500
 Placement options                                        6,666,667           6,666,667
 Other options                                              600,000             -
                                                       ------------        ------------
 Total number of options outstanding                     19,274,167          85,509,781
                                                       ============        ============

22.   SUBSEQUENT EVENTS

On 7 July 2005, the Company announced that its disputes with the Auckland District Health Board had been settled. As a consequence of the settlement, the High Court proceedings between the parties were withdrawn, without payment by either party to the other. In addition, the Company granted commercial licences to its non-coding patents to four New Zealand entities that together paid a total of NZD 450,000.

On 23 August 2005, the Company granted a total of 2,450,000 options under the Staff Share Plan. Also on 23 August 2005, the Company issued 20,000 fully paid ordinary shares in part consideration for the purchase of certain intellectual property.

On 2 September 2005, the Company completed the listing of its Level II American Depositary Receipts (ADRs) on the NASDAQ National Market in the U.S.A. The ADRs comprise 30 of the Company's fully paid ordinary shares and trade under the ticker symbol GENE. The listing of the ADRs provides the Company with access to the vast North American capital markets and invaluable exposure for the Company to a wide range of US and European investors.


23.   IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Genetic Technologies Limited has commenced transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ending 30 June 2006. The Company has reviewed each of the areas in order of priority, with priority given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, being Genetic Technologies Limited's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are Management's best estimates of the quantitative impact of the changes as at the date of preparing the Financial Report for the year ended 30 June 2005. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (a) on-going work being undertaken; (b) potential amendments to AIFRS and Interpretations thereof being issued by the standard setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

GENETIC TECHNOLOGIES LIMITED                     ASX Appendix 4E - 30 June 2005
--------------------------------------------------------------------------------

23. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS (CONT.)

QUANTIFIED DISCLOSURES

1. Under AASB 2 Share-based Payments, the Company would recognise the fair value of options issued to employees as remuneration as an expense on a pro-rata basis in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognised under AGAAP. This would result in an increase in loss from AGAAP to AIFRS of $135,893 for the year ended 30 June 2005. The transitional adjustment to retained earnings at 1 July 2004 would be $391,721.

2. Management has decided to apply the exemption provided in AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards ("AASB 1") which permits entities to apply the requirements of AASB 3: Business Combinations ("AASB 3") prospectively and not to apply the AASB 3 requirements to any business combinations that occurred before the date of transition to AIFRS, being 1 July 2004.

3. Under AASB 3, goodwill will no longer be able to be amortised but instead will be subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. This will result in a change in the Company's current accounting policy which amortises goodwill over its useful life. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of the change in accounting policy relating to impairment is impracticable. The removal of an amortisation charge will have a positive impact on the Company's results. The Company has adopted the exemption under AASB 1 and has not elected to apply AASB 3 retrospectively and hence, amortisation of $65,124 would not be written back as at 1 July 2004, the date of transition. However, goodwill amortisation of $23,900 will be reversed as at 30 June 2005 and impairment tests applied.

4. Management has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 121: The Effects of Changes in Foreign Exchange Rates. Under this exemption, the Company's cumulative translation differences for all foreign operations are deemed to be zero at transition date, being 1 July 2004. As of transition date, the balance of the foreign currency translation reserve was $717,076.


DISCLOSURES NOT YET QUANTIFIED

1. Under AASB 136: Impairment of Assets, the recoverable amount of an asset is determined as the higher of its net selling price and value in use. This will result in a change in the Company's current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows. The Company's assets including goodwill will be tested for impairment on transition and each subsequent reporting date as part of the cash generating unit to which they belong. Reliable estimation of the effects of this change in accounting policy is impracticable because the conditions under which the impairment will be assessed are not yet known.

2. AASB 112: Income Taxes requires the Company to use a balance sheet liability method, rather the current income statement method which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. The Company is currently determining its assets for tax purposes which may result in the recognition of a deferred tax liability in relation to those assets.

3. Management has decided to apply the exemption provided in AASB 1 which permits entities not to apply the requirements of AASB 132: Financial
      Instruments: Presentation and Disclosures and AASB 139: Financial
      Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. The Company is in the process of determining the impact that adopting the standards would have on the financial statements of the Company.

4. No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.